EXHIBIT 99(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter		Six months
	ended June 30,		ended June 30,
(in millions)	2004	2003	2004	2003

Earnings, including interest on deposits (1):
Income before income tax expense	$2,633	$2,351	$5,347	$4,665
Fixed charges	892	930	1,750	1,855

	$3,525	$3,281	$7,097	$6,520

Preferred dividend requirement	$—	$1	$—	$2
Ratio of income before income tax expense to net income	1.54	1.54	1.54	1.55

Preferred dividends (2)	$—	$2	$—	$3

Fixed charges (1):
Interest expense	843	882	1,651	1,761
Estimated interest component of net rental expense	49	48	99	94

	892	930	1,750	1,855

Fixed charges and preferred dividends	$892	$932	$1,750	$1,858

Ratio of earnings to fixed charges and preferred dividends (3)	3.95	3.52	4.06	3.51

Earnings, excluding interest on deposits:
Income before income tax expense	$2,633	$2,351	$5,347	$4,665
Fixed charges	498	505	986	1,003

	$3,131	$2,856	$6,333	$5,668

Preferred dividends (2)	$—	$2	$—	$3

Fixed charges:
Interest expense	843	882	1,651	1,761
Less interest on deposits	394	425	764	852
Estimated interest component of net rental expense	49	48	99	94

	498	505	986	1,003

Fixed charges and preferred dividends	$498	$507	$986	$1,006

Ratio of earnings to fixed charges and preferred dividends (3)	6.29	5.64	6.42	5.63

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.